600 Travis, Suite 4200 Houston, Texas 77002 713.220.4200 Phone 713.220.4285 Fax andrewskurth.com
May 12, 2011
VIA EDGAR AND HAND DELIVERY
H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	American Midstream Partners, LP Registration Statement on Form S-1 File No. 333-173191 Filed March 31, 2011
Dear Mr. Owings:
     Set forth below are the responses of American Midstream Partners, LP, a Delaware limited partnership (“American Midstream Partners,” “we,” “us,” or “our,”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 29, 2011, with respect to American Midstream Partners’ Registration Statement on Form S-1 initially filed with the Commission on March 31, 2011, File No. 333-173191 (the “Registration Statement”). Each response below has been prepared and is being provided by American Midstream Partners, which has authorized us to respond to the Staff’s comments on its behalf.
     Concurrently with the submission of this response letter, we are filing, through EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For the Staff’s convenience, we have hand-delivered three copies of Amendment No. 1, together with three copies of Amendment No. 1 that are marked to show all revisions to the Registration Statement since the initial filing.
     For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1, unless indicated otherwise.
Austin    Beijing    Dallas    Houston    London    New York    The Woodlands    Washington, DC

May 12, 2011

General
1.	We note a significant number of blank spaces throughout your registration statement. Please note that you may not circulate copies of your prospectus until you have included an estimated price range and related information based on a bona fide estimate of the public offering price within that range as well as all other information required by the federal securities laws, except information you may exclude in reliance upon Rule 430A of Regulation C. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.
Response: We have filled in the blanks that can be completed at this time. We will provide the price range, the number of shares to be offered and the other information left blank that are not permitted to be left blank pursuant to Rule 430A as promptly as practicable in a subsequent filing to allow the Staff sufficient time to review the completed disclosure prior to any distribution of preliminary prospectuses.
2.	Please provide us with any pictures, graphics, or artwork that has not been filed and will be used in the prospectus, including, but not limited to, inside cover graphics.
Response: We will provide any pictures, graphics or artwork, not previously filed with the Commission, in a subsequent filing.
3.	Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared your filing.
Response: Counsel to the underwriters has confirmed to us that, prior to the effectiveness of the Registration Statement, a representative of FINRA will contact the Staff to confirm that FINRA has cleared our filing.
Summary, page 1
4.	Please revise the second sentence of the first paragraph of your summary to remove any implication that your summary does not address the key aspects of your filing. Refer to Item 503(a) of Regulation S-K and the related instruction.
Response: We have deleted the second sentence of the first paragraph of the Summary in order to remove any implication that the Summary does not address the key aspects of our filing.

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Competitive Strengths, page 2
5.	Here or in an appropriate place in your prospectus, please elaborate upon why you believe that your assets are “strategically positioned to capitalize” on drilling activity on and around your systems.
Response: On page 115 of Amendment No. 1, we have provided additional disclosure as to why we believe that our assets are strategically positioned to capitalize on drilling activity on and around our systems.
The Offering, page 7
Use of Proceeds, page 7
6.	Please revise your Use of Proceeds disclosure on page 7 to provide a tabular summary as discussed in Section 3.B of Industry Guide 5, Preparation of Registration Statements Relating to Interests in Real Estate Limited Partnerships, which is available on our website at http://www.sec.gov/about/forms/industryguides.pdf. Refer to Section II.B.2.a of Securities Act Release 33-6900 (June 17, 1991).
Response: We respectfully note that Industry Guide 5, by its terms, applies only to the “Preparation of Registration Statements Relating to Interests in Real Estate Limited Partnerships.” We acknowledge that Securities Act Release 33-6900 states that the requirements contained in Industry Guide 5 should be considered, as appropriate, in the preparation of registration statements for all limited partnership offerings. In response to this comment, we have provided a tabular summary of our Use of Proceeds on page 45 of Amendment No. 1.
Summary Historical Financial and Operating Data, page 11
7.	Reference is made to your disclosure under Use of Proceeds that you will use a portion of the net proceeds from the offering to make a distribution to your owner, AIM Midstream Holdings. Please tell us your consideration of disclosing here and under Selected Historical Financial and Operating Data pro forma per unit data for the latest year giving effect to the number of shares whose proceeds would be necessary to make the distribution to your owner.
Response: The amount of the distribution to AIM Midstream Holdings has not yet been determined. When such amount is determined, we will provide the requested disclosure in an amended filing that will be made prior to the distribution of a preliminary prospectus.

May 12, 2011

Risk Factors, page 13
8.	Item 503(c) of Regulation S-K states that issuers should not “present risk factors that could apply to any issuer or to any offering.” Please either eliminate generic risks or revise them to state specific material risks to your company or to the purchasers in this offering. For example, we note the following risk factors on page 30 that appear to contain generic disclosures:
a.	“Increases in interest rates could adversely impact our unit price...”, and

b.	“Our ability to operate our business effectively could be impaired...”
Please note that these are examples only. Review your entire risk factor section and revise as necessary. Refer to Item 503(c) of Regulation S-K and Updated Staff Legal Bulletin No. 7 available on our website at www.sec.gov/interps/legal/cfslb7a.htm.
Response: We have revised the risk factors noted in the comment above so as to state specific material risks to us. Please see page 31 of Amendment No. 1. In addition, we have reviewed our entire risk factor section and, to the extent necessary, have made revisions to comply with this comment. In particular, we have deleted two risk factors that contained generic disclosures not specific to us. Such risk factors were captioned “Increased regulation of hydraulic fracturing could result in reductions or delays in natural gas production by our customers, which could adversely impact our revenue” and “Terrorist attacks and threats, escalation of military activity in response to these attacks or acts of war could have a material adverse effect on our business, financial condition or results of operations” in the Registration Statement filed on March 31, 2011. Where necessary, we have also revised certain risk factors to more clearly state specific material risks to us.
“Restrictions in our new credit facility...,” page 29
9.	Based on your disclosure on page 98, it appears that you will be familiar with the terms of your new credit facility prior to the closing of this offering. As such, upon learning the terms of the new credit facility please update this risk factor on page 29 to address the specific terms you mention here, such as quantification of the amount of debt you may incur.
Response: We acknowledge this comment and will update this risk factor when the terms of our new credit facility are determined.
Our ability to operate our business effectively could be impaired if we fail to attract and retain key management personnel, page 30
10.	Please expand this risk factor to be more specific to your company and explain why you face this risk. For example, note whether any key personnel are nearing retirement or are otherwise expected to depart, and identify the key personnel upon whom you currently depend.
Response: We have expanded this risk factor to be more specific to us. Namely, we have inserted disclosure regarding the small size of our managerial, operational and

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financial staff as compared to many of the companies in our industry. We have also noted that the loss of any one member of our management could have a material adverse effect on our business and that certain of our field operating managers are approaching retirement age. Please see page 31 of Amendment No. 1.
There is no existing market for our common units..., page 33
11.	Please expand the risk factor summary on your prospectus cover page to include a summary of this risk factor. Refer to Section II.A.3.a of Securities Act Release 33-6900 (June 17, 1991).
Response: We have expanded the risk factor summary on the prospectus cover page to include a summary of this risk factor.
Our Cash Distribution Policy and Restrictions on Distributions, page 48
12.	Please briefly describe and quantify the general partner’s expenses that must be paid. We note your reference to such reimbursements on page 154, however, it does not appear that these expenses are discussed here. Refer to Securities Act Release No. 33-6900.
Response: We have revised our disclosure in this section to briefly describe our obligation under our partnership agreement to reimburse expenses that our general partner incurs on our behalf. Please see page 50 of Amendment No. 1.
Assumptions and Considerations, page 57
13.	Please disclose the reasons why total operating expenses as a percentage of total revenues is significantly lower in the forward looking period as compared to the historical twelve months ended December 31, 2010.
Response: We have added disclosure on pages 61 and 62 of Amendment No. 1 to clarify why total operating expenses as a percentage of total revenues is significantly lower in the forward looking period as compared to the historical twelve months ended December 31, 2010.
Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A), page 81
14.	Please discuss under Critical Accounting Policies and Estimates or elsewhere in MD&A the significant factors, assumptions and methodologies used to determine the fair value of your limited partner/common units and thus the fair value of phantom units granted under your long-term incentive plan during each year. In doing so, please indicate whether you obtained or conducted private company valuation(s). If so, please discuss whether the valuations were contemporaneous or retrospective and whether they were performed with the assistance of an unrelated third party valuation specialist. If you did not do a private company valuation, please disclose this fact and discuss how you were

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otherwise able to determine fair value for purposes of computing share based compensation. Additionally, to the extent the estimated IPO price differs significantly from the fair value of limited partner/common units used to determine the grant date fair value of phantom units, please provide narrative disclosures that describe the internal and external factors or events contributing to significant changes in the fair value of your limited partner/common units from the grant dates to the IPO date. In addition to describing the factors, these disclosures should relate those factors to changes in assumptions.
Response: We have revised our Critical Accounting Policies and Estimates on page 106 of Amendment No. 1 to add the requested disclosure.
In addition to these disclosure changes in response to the Staff’s comment, we raise the following supplemental points.
We have made the following aggregate LTIP grants:
•	361,052 phantom units on November 2, 2009;

•	12,738 phantom units on March 2, 2010;

•	26,000 phantom units on October 1, 2010; and

•	40,000 phantom units on March 1, 2011.
For each grant in 2009 and 2010, we determined the fair value of those phantom units to be $10.00 per unit based on the per common unit price paid by indirect third-party investors in transactions that occurred within months of those phantom unit grants (November 2009, September 2010 and November 2010). As we relied on the price paid by third-party investors, we believe that our valuation of the 2009 and 2010 phantom unit grants is fair.
For the grants made in 2011, we determined the fair value to be $13.67 per phantom unit based on the year-end 2010 internal valuation that AIM performed in connection with the preparation of its audited financial statements. While the 2011 grant was not valued by reference to an unaffiliated third-party valuation, we believe that the valuation is reliable and fair, as it was performed through the traditional valuation methodologies (discounted cash flow and comparable MLP market valuations) in the context of the preparation of AIM’s audited financial statements. We note that valuation had just been completed when we made the 2011 grant.
We expect that 2011 valuation will be significantly lower than the IPO price for our common units. As we have noted in our amended disclosure, this difference is due to the following internal and external factors:
•	operational achievements completed in the fourth quarter of 2010, including the completion of the Winchester Lateral on our Bazor Ridge system and the TGP interconnect on our Lafitte system that produced significantly better operating results starting in December 2010;

•	a general recovery in the unit prices of public master limited partnerships; and

•	our strong performance in the first quarter of 2011.
While our first quarter performance was our strongest since the acquisition of our assets from Enbridge, we did not have access to our full first quarter results of operations at the time of our 2011 grant. As of the grant date, only our January results were available.
Finally, we respectfully note that investors in master limited partnerships such as ours are generally focused on the generation of sufficient cash from operating surplus to pay regular quarterly cash distributions. Consequently, we expect that our investors will be less focused on our non-cash compensation expenses than investors in public corporations. In any event, as we would only have to recognize approximately an additional $2,300 per month in non-cash compensation expense if the fair value of those 2011 phantom units were to be increased by 20%, we respectfully submit that our non-cash compensation expense for the 2011 grants is not material to investors.
15.	We note your disclosure on page F-9 of Note 1 to the financial statements that you recorded no provision for losses on uncollectible accounts receivable for the period ended December 31, 2009 and the year ended December 31, 2010. In light of the significant annual provision for accounts receivable losses recorded in the predecessor periods, please disclose the reasons why similar levels of losses have not been incurred in the successor periods.
Response: In response to the Staff’s comment, we have revised pages F-6 to F-7 of Amendment No. 1 to disclose the reasons why similar levels of losses have not been incurred in the successor periods.
Management, page 136
Annual Incentive Bonuses, page 143
16.	Please revise to briefly discuss why bonus amounts were awarded, in some cases, in excess of the target.

May 12, 2011

Response: We have revised page 148 of Amendment No. 1 to discuss why bonus amounts were awarded, in some cases, in excess of the target.
Underwriting, page 200
17.	We note your discussion in the sixth paragraph on page 200 regarding the manner in which the offering price was determined, including the factors considered. Please revise your filing to make this disclosure more prominent. By way of example, you may provide a subheading on page 200 highlighting this discussion and include the subheading in your table of contents.
Response: We have revised the Underwriting section to make this disclosure more prominent. We have added a subheading on page 206 of Amendment No. 1 highlighting the discussion regarding the manner in which the offering price was determined. We have also included such subheading in our table of contents.
Consolidated Balance Sheet, page F-3
18.	Given your disclosure under Use of Proceeds that you will use a portion of the net proceeds from the offering to make a distribution to your owner, AIM Midstream Holdings, please tell us your consideration of providing a pro forma balance sheet alongside the historical balance sheet reflecting the distribution accrual, but not giving effect to the offering proceeds.
Response: The amount of the distribution to AIM Midstream Holdings has not yet been determined. When such amount is determined, we will include a pro forma balance sheet as part of our consolidated financial statements in an amended filing that will be made prior to the distribution of a preliminary prospectus.
19.	Please disclose the number of units authorized, issued and outstanding for each ownership class. Please also show in a note or financial statement the changes in the number of units authorized and outstanding for each ownership class for each period. Refer to Rule 5-02 of Regulation S-X and SAB Topic 4:F.
Response: In response to the Staff’s comment, we have revised pages F-2 and F-20 of Amendment No. 1 to disclose the units outstanding for each ownership class including the changes in the number of units outstanding for each period presented. Under our partnership agreement, we are not limited in the number of units or other equity interests that we can issue. Consequently, we have not included disclosure regarding the number of units we are authorized to issue.

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Note 1. Summary of Significant Accounting Policies, page F-7
Revenue Recognition and the Estimation of Revenues and Cost of Natural Gas, page F-8
20.	Please refer to ASC 605-10-S99 and tell us your consideration of disclosing your revenue recognition policy for each specific type of arrangement, for example, fee-based, percent-of-proceeds, fixed-margin, etc., including the timing of revenue recognition and whether revenues are reported gross or net in each case. If any of your sales transactions have multiple elements, please also tell us your consideration of the applicability of the disclosure requirements in ASC 605-25-50.
Response: We have followed ASC-605-10-599 since our formation in August of 2009 and our predecessor followed this pronouncement as well. We considered the disclosure of our revenue recognition policy to discuss the types of contractual arrangements we have with our customers.

We generally report revenues gross in our consolidated statements of operations. Except for fee-based contracts, we act as the principal in the transactions where we receive commodities, take title to the natural gas and NGLs, and incur the risks and rewards of ownership. We have considered the applicability of the disclosure requirements of ASC 605-25-50. We do not have multiple elements in our revenue contracts with our customers. We have revised our revenue recognition policy in Note 2 of our consolidated financial statements to reflect this concept. Please see pages F-6 to F-7 of Amendment No. 1.
Note 2. Acquisition, page F-15
21.	Please tell us how you determined the fair value of acquired property, plant and equipment. Also tell us how you determined that no significant intangible assets were acquired, addressing specifically why no value was allocated to customer relationship intangibles. Refer to ASC 805.
Response: In response to the Staff’s comment, we have revised pages F-7 to F-8 of Amendment No. 1 to disclose the method used to determine the fair value of the acquired property, plant and equipment.

In response to the Staff’s question regarding our analysis of potential intangible assets, given that we purchased the assets for the value derived from our fair value calculations, we are of the opinion that we did not acquire any inherent or synergistic aspect of the acquired assets above and beyond the ability of the assets to generate free or distributable cash flow in the ordinary course of business. We performed a review of contracts acquired in connection with the acquisition and we believe all contracts acquired were “at-the-money” contracts and therefore do not contain favorable terms and conditions outside of what could be obtained in the market, which does not indicate the existence of intangible assets. Finally, the access to customer contacts gained from these

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contracts does not provide us access or information about our customers that would provide any competitive advantage or that would be considered to contain value to us and therefore does not indicate any broader acquired intangible asset related to customer relationships.
Note 6. Property, Plant and Equipment, Net, page F-19
22.	Please help us understand why $101.8 million of gross property plant and equipment in the final predecessor balance sheet related to regulated assets, but only $20.3 million of gross property plant and equipment in your December 31, 2009 balance sheet related to regulated assets.
Response: The $101.8 million of gross property, plant and equipment in the predecessor was based on historical costs to construct those assets, dating back several years. The $20.3 million amount identified in the successor period is primarily based on the portion of the business combination allocation made to the specific regulated assets as part of our purchase price allocation. This allocation was based largely on a valuation report received from an independent third party at the time of acquisition.

At the predecessor level, asset impairment was assessed at the cash generating unit level (assessed as the plant or entity level) under a held in use model. The predecessor did not identify any triggers for impairment, and thus did not prepare a detailed cash flow analyses by CGU for previous periods. At the time these assets were identified for disposition, in accordance with ASC 360-10-35, the predecessor recognized the disposal would result in a loss and that represented a qualifying trigger under the held for sale model. The predecessor then recognized an asset impairment in the third quarter of 2009.

At the successor level, we have performed an annual discounted cash flow analysis under the held for use model, which has not identified any possible triggers for a more detailed impairment analysis.
Note 13. Partners’ Capital, page F-23
23.	Please tell us your consideration of disclosing the following:
•	What incentive distributions rights are, including whether the rights are transferable separately from the general partner units, and how amounts distributable pursuant to these rights are calculated;

•	The number of incentive distribution rights outstanding at each balance sheet date;

•	How unitholder distributions were determined by class for the periods presented; and

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•	Whether and to what extent minimum quarterly distributions were required for the periods presented.
Response: As with many other master limited partnerships, our incentive distribution rights are non-voting limited partner interests that confer upon the holder only those rights and obligations specifically provided in our partnership agreement. As described on pages 70 to 71 of Amendment No. 1, our incentive distribution rights represent the right to receive an increasing percentage (13.0%, 23.0% and 48.0%) of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Incentive distribution rights are not unitized and have no associated capital account. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in our partnership agreement.

We issued our incentive distribution rights to our general partner in November 2009. However, as no such distributions are owed under our partnership agreement prior to the consummation of our initial public offering, no distributions have been made to date on our incentive distribution rights. Consequently, we have made distributions solely on our common units and general partner units according to their holders’ respective percentage interests. As a private limited partnership, we neither adopted a policy of nor were required to make minimum distributions during the periods presented in these financial statements.

We have revised Note 13 on page F-13 of Amendment No. 1 to include disclosure relating to these points.
Note 14. Long-Term Incentive Plan, page F-23
24.	As it relates to your phantom unit grants, please tell us your consideration of disclosing: (1) the requisite service period(s) and/or other conditions related to vesting; (2) the method used to estimate grant date fair value, including whether a private company valuation was performed for the units granted in September and November 2010; and (3) a description of the significant assumptions used to estimate grant date fair value. Refer to ASC 718-10-50.
Response: In response to the Staff’s comment, we have revised pages F-13 to F-14 of Amendment No. 1 to disclose the vesting period and conditions, method used to determine the grant date fair value and disclose the significant assumptions of that model. We respectfully submit that we believe that we have appropriately applied an assessment of fair value utilizing the AICPA Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

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Note 19. Net Income (Loss) per Limited and General Partner Unit, page F-30
25.	Please disclose your accounting policy as it relates to incentive distribution rights and computing net income (loss) per unit. In doing so, please clarify whether the incentive distributions rights are a separate class of limited partner interest or are embedded in the general partner interest. Refer to ASC 260-10-45-71 through 73.
Response: In response to the Staff’s comment, we have revised page F-17 of Amendment No. 1 to disclose our accounting policy as it relates to incentive distribution rights and computing net income (loss) per unit.
Item 15. Recent Sales of Unregistered Securities, page II-2
26.	Please expand your disclosure on page II-2 to briefly state for each transaction the facts relied upon in making the Section 4(2) exemption available.
Response: We have expanded our disclosure on page II-2 of Amendment No. 1 to add this disclosure.
Item 17. Undertakings
27.	Please provide the undertakings set forth at Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K.
Response: We respectfully note that according to Item 512(a), the undertakings provided under Items 512(a)(5)(ii) and 512(a)(6) appear to apply only to securities registered pursuant to Rule 415 under the Securities Act. However, at the Staff’s request, we have provided the requested undertakings beginning on page II-4 of Amendment No. 1.
Exhibits
28.	Please file all required exhibits, including counsel’s legal and tax opinions and the form of underwriting agreement, in a timely manner as we will require sufficient time to review them before your registration statement goes effective.
Response: We will file the remaining exhibits in a timely manner with a subsequent amendment to the Registration Statement in order to provide the Staff with sufficient time to review them before the Registration Statement goes effective.

May 12, 2011

     Please direct any questions you have with respect to the foregoing or with respect to the Registration Statement or Amendment No. 1 to Timothy C. Langenkamp at Andrews Kurth LLP at 713-220-4357.
Very truly yours,
/s/ Timothy C. Langenkamp

cc:	Christopher F. Chase, Securities and Exchange Commission
Brian F. Bierbach, American Midstream GP, LLC
Edward O. Diffendal, American Midstream GP, LLC
G. Michael O’Leary, Andrews Kurth LLP
William N. Finnegan IV, Latham & Watkins LLP
Brett E. Braden, Latham & Watkins LLP